                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          Exigent International, Inc.
                               (Name of Issuer)

                                 Common Shares
                        (Title and Class of Securities)

                                  302056 10 6
                                (CUSIP Number)

1)     Names of Reporting Persons I.R.S. Identification Nos.. of Above Persons (entities only)
           Software Technology, Inc. Restated Employee and Stock Ownership Plan and Trust  59-1826393
       ------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group. (See Instructions)
       (a)   ________________________________________________________________________________________________
       (b)   ________________________________________________________________________________________________
-------------------------------------------------------------------------------------------------------------
3)     SEC Use Only _________________________________________________________________________________________
-------------------------------------------------------------------------------------------------------------
4)     Citizenship or Place of Organization      Florida
                                            -----------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
Number of              (5)  Sole Voting Power                                                  213,225
                                              _______________________________________________________________
Shares                 ______________________________________________________________________________________
                       (6)  Shared Voting Power                                               1,781,631
Beneficially                                  _______________________________________________________________
                       ______________________________________________________________________________________
Owned by Each          (7)  Sole Dispositive Power                                            1,994,856
                                              _______________________________________________________________
Reporting Person       ______________________________________________________________________________________
                       (8)  Shared Dispositive Power                                                  0
With                                          _______________________________________________________________
-------------------------------------------------------------------------------------------------------------
9)     Aggregate Amount Beneficially Owned by Each Reporting Person                            1,994,856
                                                                    _________________________________________
-------------------------------------------------------------------------------------------------------------
10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)____________________________________________________________________________________
-------------------------------------------------------------------------------------------------------------
11)    Percent of Class Represented by Amount in Row 9           34.3%
                                                       ______________________________________________________
-------------------------------------------------------------------------------------------------------------
12)    Type of Reporting Person (See Instructions)                EP
                                                  ___________________________________________________________
-------------------------------------------------------------------------------------------------------------



                                                            Item 1(a)

Name of Issuer:                                                                       Exigent International, Inc.


                                                            Item 1(b)

Address of Issuer's Principal Executive Offices:                                      1225 Evans Road
                                                                                      Melbourne, Florida  32904-2314


                                                            Item 2(a)

Name of Person Filing:                                                                Software Technology, Inc.
                                                                                      Restated Employee and Stock
                                                                                      Ownership Plan and Trust


                                                            Item 2(b)

Address of Principal Business Office or, if none, Residence:                          1225 Evans Road
                                                                                      Melbourne, Florida  32904-2314


                                                            Item 2(c)

Citizenship:                                                                          Florida trust


                                                            Item 2(d)

Title of Class of Securities:                                                         Common Shares


                                                            Item 2(e)

CUSIP Number:                                                                         302056 10 6


                                                            Item 3
                                                       Not Applicable

                                       2
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


                                    Item 4
                                   Ownership



(a)       Amount Beneficially Owned:                                  1,994,856

(b)       Percent of Class:                                                34.3%

(c)       Number of shares as to which such person has:
          (i)    sole power to vote or direct the vote                  213,225
          (ii)   shared power to vote or to direct the vote           1,781,631
          (iii)  sole power to dispose or to direct disposition of    1,994,856
          (iv)   shared power to dispose or to direct disposition of          0

                                    Item 5
                 Ownership of Five Percent or Less of a Class

                                Not Applicable


                                    Item 6
        Ownership of More than Five Percent on Behalf of Another Person

     The participants in the plan have the right to receive dividends from the securities which have been allocated to their accounts.


                                    Item 7
    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                                Not Applicable


                                    Item 8
           Identification and Classification of Members of the Group

                                Not Applicable


                                    Item 9
                       Notice of Dissolution of a Group


                                Not Applicable

                                    Item 10
                                  Certificate

                                Not Applicable

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 1998
-----------------------
Date

\s\ Don F. Riordan, Jr.
-----------------------
Signature

Don F. Riordan, Jr., Trustee of the Software Technology, Inc.
-------------------------------------------------------------
 Restated Employee and Stock Ownership Plan and Trust
 ----------------------------------------------------
Name/Title

0115472.01

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